SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For November 2016
Commission File Number 0-28800
______________________
DRDGOLD Limited
Off Crownwood Road
Crown Mines
South Africa, 2092
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F
Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No
If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of November 2016, incorporated by reference herein:
Exhibit
99.1 Release dated November 25 2016, entitled “RESULT OF ANNUAL GENERAL
MEETING.”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED
Date: November 25, 2016 By: /s/ Riaan Davel
Name: Riaan Davel
Title: Chief Financial Officer

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
NYSE trading symbol: DRD
(“DRDGOLD” or the “Company”)
RESULTS OF ANNUAL GENERAL MEETING
DRDGOLD shareholders are advised that at the annual general meeting (“AGM”) of shareholders held on Friday, 25 November 2016, all the ordinary and special resolutions, save for ordinary resolution number 5, as set out in the notice of AGM dated 21 September 2016, were approved by the requisite majority of shareholders present or represented by proxy.

All resolutions proposed at the AGM, together with the percentage of shares abstained, as well as the percentage of votes carried for and against each resolution, are as follows:

Ordinary resolution number 1: To reappoint KPMG Inc. as independent auditors of the Company for the ensuing period terminating on the conclusion of the next AGM of the Company

Shares Voted
272 973 131
63.27%
Abstained
185 641
0.04%
For
272 767 461
99.92%
Against
205 670
0.08%

Ordinary resolution number 2: To elect Mr JA Holtzhausen as a director of the Company
Shares Voted
272 686 791
63.21%
Abstained
471 981
0.11%
For
272 354 181
99.88%
Against
332 610
0.12%

Ordinary resolution number 3: To re-elect Mr J Turk as a director of the Company
Shares Voted
272 773 051
63.23%
Abstained
385 721
0.09%
For
272 278 981
99.82%
Against
494 070
0.18%

Ordinary resolution number 4: To re-elect Mr DJ Pretorius as a director of the Company
Shares Voted
272 766 271
63.22%
Abstained
392 501
0.09%
For
272 410 311
99.87%
Against
355 960
0.13%
Ordinary resolution number 5: General authority to issue securities for cash
Shares Voted
272 708 777
63.21%
Abstained
449 995
0.10%
For
196 461 824
72.04%
Against
76 246 953
27.96%

Ordinary resolution number 6.1 – 6.4: Election of Audit Committee members
Ordinary resolution number 6.1: Appointment of Mr JA Holtzhausen – Chairman
Shares Voted
272 775 841
63.23%
Abstained
382 931
0.09%
For
272 330 111
99.84%
Against
445 730
0.16%

Ordinary resolution number 6.2: Appointment of Mr EA Jeneker
Shares Voted
272 760 541
63.22%
Abstained
398 231
0.09%
For
272 112 118
99.76%
Against
648 423
0.24%

Ordinary resolution number 6.3: Appointment of Mr J Turk
Shares Voted
272 835 771
63.24%
Abstained
323 001
0.07%
For
272 244 191
99.78%
Against
591 580
0.22%
Ordinary resolution number 6.4: Appointment of Mr GC Campbell
Shares Voted
272 834 051
63.24%
Abstained
324 721
0.08%
For
266 757 333
97.77%
Against
6 076 718
2.23%

Ordinary resolution number 7: Endorsement of the Remuneration Policy
Shares Voted
257 867 017
59.77%
Abstained
15 291 755
3.54%
For
195 039 632
75.64%
Against
62 827 385
24.36%

Ordinary resolution number 8: To authorise the directors to sign all required documents
Shares Voted
272 937 081
63.26%
Abstained
221 691
0.05%
For
272 589 981
99.87%
Against
347 100
0.13%

Special resolution number 1: General authority to repurchase issued securities
Shares Voted
272 863 297
63.25%
Abstained
295 475
0.07%
For
272 121 837
99.73%
Against
741 460
0.27%

Special resolution number 2: General authority to provide financial assistance in terms of sections 44 and 45 of the Companies Act
Shares Voted
272 066 739
63.06%
Abstained
1 092 033
0.25%
For
271 223 950
99.69%
Against
842 789
0.31%

Notes
- Percentages of shares voted are calculated in relation to the total issued share capital of DRDGOLD.
- Percentages of shares voted for and against are calculated in relation to the total number of shares voted for each resolution.
- Abstentions are calculated as a percentage in relation to the total issued share capital of DRDGOLD.
Johannesburg
25 November 2016

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